EX-4.iii


                                       JACKSON NATIONAL LIFE
                                           INSURANCE COMPANY  [Graphic Omitted]
                                             A STOCK COMPANY

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                       5% CONTRACT ENHANCEMENT ENDORSEMENT

THIS ENDORSEMENT IS MADE A PART OF THE CONTRACT TO WHICH IT IS ATTACHED AND IS EFFECTIVE ON THE ISSUE DATE. TO THE EXTENT ANY PROVISIONS CONTAINED IN THIS ENDORSEMENT ARE CONTRARY TO OR INCONSISTENT WITH THOSE OF THE CONTRACT TO WHICH IT IS ATTACHED, INCLUDING ANY OTHER ENDORSEMENTS ATTACHED THERETO, THE PROVISIONS OF THIS ENDORSEMENT WILL CONTROL. THE BENEFITS DESCRIBED IN THIS ENDORSEMENT WILL CEASE UPON TERMINATION OF THE CONTRACT. THE CONTRACT ENHANCEMENT MAY ONLY BE ELECTED PRIOR TO THE ISSUE DATE. THE CONTRACT IS AMENDED AS FOLLOWS:

SELECTION OF THIS 5% CONTRACT ENHANCEMENT ENDORSEMENT RESTRICTS THE PAYMENT OF PREMIUMS INTO THE CONTRACT TO WHICH IT IS ATTACHED TO THE FIRST CONTRACT YEAR. ALL REFERENCES IN THE CONTRACT TO SUBSEQUENT PREMIUM PAYMENTS AND THE EFFECTS OF SUBSEQUENT PREMIUM PAYMENTS ARE HEREBY INAPPLICABLE OR AMENDED CONSISTENT WITH THIS RESTRICTION.

1. The CONTRACT DATA PAGE is amended by the addition of the following:

"CONTRACT ENHANCEMENT CHARGE. On an annual basis, this charge equals [0.695%] of the daily net asset value of the Investment Divisions and is assessed for the first seven Contract Years. This charge will also be assessed by the Company for the first seven Contract Years against the Fixed Account Option(s), resulting in an annual Current Interest Rate of [0.695%] less than the annual Current Interest Rate that would apply to the same Fixed Account Option(s) if the Contract Enhancement had not been elected. However, in no event will the Current Interest Rate credited to any Fixed Account Option be less than the minimum guaranteed interest rate(s) for those options.

RECAPTURE CHARGE.

          COMPLETED YEARS SINCE                       RECAPTURE CHARGE
            RECEIPT OF PREMIUM                           PERCENTAGE

                 [0 and 1                                   4.5%
                    2                                       4.0%
                 3 and 4                                    3.0%
                    5                                       2.0%
                    6                                       1.0%
                    7+                                      0.0%"]

2. The following is added to the DEFINITIONS contained in the Contract:

"CONTRACT ENHANCEMENT. The Company will add a credit to the Separate Account Contract Value and/or the Fixed Account Contract Value equal to 5% of each Premium allocated to such Contract Options. The Contract Enhancement will be allocated to the Investment Divisions and/or Fixed Account Options in the same proportion as the Premium."

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3. The GENERAL PROVISIONS of the Contract is amended by the addition of the following provision:

"CONTRACT ENHANCEMENT. The Company will credit 5% of each Premium payment in exchange for the deduction of the Contract Enhancement Charge as set forth on the Contract Data Page. The Contract Enhancement Charge is deducted daily from the Investment Divisions as part of the Accumulation Unit Value calculation and lowers the Current Interest Rate credited on your Fixed Account Options. Thus, the Contract Enhancement Charge affects your Contract Value, which includes all Premium payments made to the Contract, the Contract Enhancement and the earnings, if any, on such amounts for the first seven Contract Years. The Company will take back (recapture) the Contract Enhancement in accordance with the Recapture Charge schedule on the Contract Data Page whenever a withdrawal of Premium is made, subject to the Recapture Charge provisions. Upon exercise of the Right to Examine period, the Company will recapture the entire amount of the Contract Enhancement.

Your Contract Value will reflect any gains or losses attributable to a Contract Enhancement. Contract Enhancements, and any gains or losses attributable to a Contract Enhancement, will be considered earnings under the Contract."

4. The EXCESS INTEREST ADJUSTMENT provision of the FIXED ACCOUNT section of the ACCUMULATION PROVISIONS is amended by the addition of the following sentence:

"I and J will not include any Contract Enhancement or Contract Enhancement Charge."

5. The WITHDRAWAL PROVISIONS of the Contract are amended by deleting and replacing the second paragraph of the WITHDRAWAL CHARGE section with the following:

"The Withdrawal Charge and Recapture Charge will be deducted from the remaining Contract Value such that the actual reduction in Contract Value as a result of the withdrawal may be greater than the withdrawal amount requested and paid. For purposes of determining the Withdrawal Charge and Recapture Charge, withdrawals will be allocated first to earnings, if any (which may be withdrawn free of Withdrawal Charge and Recapture Charge), and then to Remaining Premium on a first-in, first-out basis so that all withdrawals are allocated to Remaining Premium to which the lowest (if any) Withdrawal Charge and Recapture Charge apply. The Withdrawal Charge and Recapture Charge are based on the portion of the Remaining Premiums withdrawn."

6. The WITHDRAWAL PROVISIONS are amended by the addition of the following section:

"RECAPTURE CHARGE. The Contract Enhancement will be recaptured in accordance with the Recapture Charge schedule set forth on the Contract Data Page whenever a withdrawal of Premium is made or in the event of payments under an income option. The Recapture Charge is equal to the Recapture Charge percentage applied to the portion of Remaining Premium withdrawn. The Recapture Charge will be taken from the Investment Divisions and the Fixed Account Options in the same proportion as the Withdrawal Charge. The Recapture Charge will be waived in the same manner as the Withdrawal Charge in the Death Benefit Provisions of the Contract and the following sections of the Contract: (a) Additional Free Withdrawal, (b) Waiver of Withdrawal Charge due to Terminal Illness, (c) Waiver of Withdrawal Charge for Specified Conditions, and (d) Waiver of Withdrawal Charge for Extended Care. The Company will waive the Recapture Charge on any withdrawal necessary to satisfy the minimum distribution requirements of the Internal Revenue Code. If You request an amount greater than the required minimum distribution for this Contract, the entire withdrawal will be subject to any applicable Recapture Charge.

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For purposes of calculating the Recapture Charge upon election of an Income
Option, the Company treats such election the same as it treats full withdrawals."

7. The fourth paragraph in the INCOME OPTIONS provision is amended by the addition of the following sentence:

"The Contract Value will be reduced by any applicable Recapture Charge prior to being applied to an Income Option."

                                        SIGNED FOR THE
                                        JACKSON NATIONAL LIFE INSURANCE COMPANY

                                        /s/ Clark P. Manning

                                        PRESIDENT AND CHIEF EXECUTIVE OFFICER


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